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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-51293

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING___JANUARY 1, 2015___ AND ENDING___DECEMBER 31, 2015
                                               MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: FORESIDE FUND SERVICES, LLC

	OFFICIAL USE ONLY
	FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

___THREE CANAL PLAZA, 3RD FLOOR___
(No. and Street)

___PORTLAND___	___MAINE___	___04101___
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
___WESTON SOMMERS___   (207) 553-7129
                                                                     (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

___MARCUM LLP___
(Name – *if individual, state last, first, middle name*)

___750 THIRD AVENUE, 11TH FLOOR, NEW YORK___	___NEW YORK___	___10017___
(Address)	(City)	(State) (Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)   **Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**



OATH OR AFFIRMATION

I, ___WESTON SOMMERS___ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ___FORESIDE FUND SERVICES, LLC___ , as of ___DECEMBER 31___ , 20_15_ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

_____
Signature

FINANCIAL AND OPERATIONS PRINCIPAL
Title

_____
Notary Public   **My Commission Expires 10/30/2022**

This report ** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FORESIDE FUND SERVICES, LLC
(A Wholly-Owned Subsidiary of Foreside Financial Group, LLC)

CONTENTS



ACCOUNTANTS ▲ ADVISORS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
Foreside Fund Services, LLC
(A Wholly-Owned Subsidiary of Foreside Financial Group, LLC)

We have audited the accompanying statement of financial condition of Foreside Fund Services, LLC (a wholly-owned subsidiary of Foreside Financial Group, LLC) as of December 31, 2015 that is filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statement. Foreside Fund Services, LLC's management is responsible for this financial statement. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. The company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial position presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial condition of Foreside Fund Services, LLC as of December 31, 2015 in accordance with accounting principles generally accepted in the United States of America.

Marcum LLP

New York, NY
February 22, 2016



MARCUMGROUP
MEMBER

FORESIDE FUND SERVICES, LLC
(A Wholly-Owned Subsidiary of Foreside Financial Group, LLC)

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2015

Assets

Cash and cash equivalents	$ 3,286,619	
12b-1 fees receivable	1,050,585	
Prepaid expenses	242,930	
Other receivables	1,391,519	
Other assets	9,166	
Total Assets		**$ 5,980,819**

Liabilities and Member's Equity

Liabilities

Accrued 12b-1 fees	$ 2,194,398	
Accounts payable and accrued expenses	647,898	
Due to related parties	682,919	
Total Liabilities		**$ 3,525,215**

Commitments and Contingencies

Member's Equity		2,455,604
Total Liabilities and Member's Equity		**$ 5,980,819**

The accompanying notes are an integral part of this financial statement.

FORESIDE FUND SERVICES, LLC
(A Wholly-Owned Subsidiary of Foreside Financial Group, LLC)

NOTES TO FINANCIAL STATEMENT

DECEMBER 31, 2015

NOTE 1 - ORGANIZATION

Foreside Fund Services, LLC (the "Company"), a limited liability company, is an indirect, wholly-owned subsidiary of Foreside Financial Group, LLC ("Foreside") and a direct subsidiary of Foreside Distributors, LLC (the "Parent"). The Company is registered with the Securities and Exchange Commission ("SEC") as a broker-dealer and is a member of both the Financial Industry Regulatory Authority ("FINRA") and the Securities Investor Protection Corporation ("SIPC").

The limited liability company operating agreement provides for the Company to exist into perpetuity.

The Company serves as the distributor and principal underwriter for various investment companies (the "Funds"). Substantially all of the Company's revenues are earned from the Funds or from the Funds' advisors (collectively, the "Advisors"). In accordance with the structure of the Company, sales of the Funds' shares are executed by unaffiliated third party broker-dealers. The Company is also engaged in active distribution services, placement agent services and registered representative "only" registration services.

The accompanying financial statement has been prepared from the separate records maintained by the Company and, due to certain transactions and agreements with affiliated entities, may not necessarily be indicative of the financial condition that would have existed, or the results that would have been obtained from operations, had the Company operated as an unaffiliated entity.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

USE OF ESTIMATES

The preparation of the financial statement in conformity with U.S. generally accepted accounting principles ("GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and disclosures of contingent assets and liabilities at the date of the financial statement. Actual results could differ from those amounts.

CASH EQUIVALENTS

The Company considers all highly liquid temporary cash investments with an original maturity of three months or less when purchased to be cash equivalents.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

RECEIVABLES

The Company extends unsecured credit in the normal course of business to its clients. The determination of the amount of uncollectible accounts is based on the amount of credit extended and the length of time each receivable has been outstanding. The allowance for uncollectible amounts reflects the amount of loss that can be reasonably estimated by management. As of December 31, 2015, the Company had not recorded an allowance for any potential non-collection.

OTHER ASSETS

Other assets represent the Company's clearing fund deposit at the National Securities Clearing Corporation ("NSCC"), as well as, seed capital contributed to mutual funds.

INCOME TAXES

The Company is organized as a limited liability company ("LLC") that has elected to be treated as a single member LLC under the Internal Revenue Code. As such, income, losses, and other tax attributes are primarily passed through to Foreside. Foreside is organized as an LLC that has elected to be treated as a partnership under the Internal Revenue Code. As such, income, losses, and other tax attributes are primarily passed through to its member and taxed at the member level.

NOTE 3 - FAIR VALUE

The Company defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The standard establishes the following hierarchy used in fair value measurements and expands the required disclosures of assets and liabilities measured at fair value:

- Level 1 - Inputs use quoted unadjusted prices in active markets for identical assets or liabilities that the Company has the ability to access.

NOTE 3 - FAIR VALUE (CONTINUED)

- Level 2 - Fair value measurements use other inputs that are observable, either directly or indirectly. These inputs include quoted prices for similar assets and liabilities in active markets as well as other inputs such as interest rates and yield curves that are observable at commonly quoted intervals.

- Level 3 - Inputs that are unobservable inputs, including inputs that are available in situations where there is little, if any, market activity for the related asset or liability.

The inputs or methodology used for valuing assets and liabilities are not necessarily an indication of the risk associated with investing in those assets and liabilities.

Certain financial instruments are carried at cost on the Statement of Financial Condition, which approximates fair value due to their short-term, highly liquid nature. These instruments are classified as Level 1.

The following is a summary of the inputs used to value other assets on the Statement of Financial Condition, at December 31, 2015:

	Level 1	Level 2	Level 3	Total
Other assets	$98 (a)	$9,068 (b)	$-	$9,166
Total	**$98**	**$9,068**	**$-**	**$9,166**

(a) Seed capital contributed to mutual funds.
(b) Clearing fund deposit at the NSCC.

There were no transfers between Levels 1, 2, and 3 as of December 31, 2015.

At December 31, 2015, the Company did not hold any Level 3 assets or liabilities.

NOTE 4 - RELATED PARTY TRANSACTIONS

The financial statement has been prepared from the separate records maintained by the Company. The Company shares office space and equipment with affiliates, which are under common control of Foreside. Accordingly, the Company has been allocated a portion of such shared costs. Also, the Parent provides administrative, legal, human resource and other general support services, the cost of which is allocated to the Company. At December 31, 2015, amounts due to the related parties totaled $661,025, which is included in "Due to related parties" on the Statement of Financial Condition.

FORESIDE FUND SERVICES, LLC
(A Wholly-Owned Subsidiary of Foreside Financial Group, LLC)

NOTES TO FINANCIAL STATEMENT

DECEMBER 31, 2015

NOTE 4 - RELATED PARTY TRANSACTIONS (CONTINUED)

At December 31, 2015, "Due to related parties" also included $21,894, which resulted from revenue collected on behalf of its affiliates.

The Parent agrees to financially assist the Company and is committed to provide such funds, as needed, to operate the business.

During the year ended December 31, 2015, the Company made capital distributions to the Parent totaling $3,830,000.

NOTE 5 - NET CAPITAL REQUIREMENT

The Company is subject to the SEC's Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital and the ratio of aggregate indebtedness to net capital not to exceed 15 to 1. The rule also provides that equity capital may not be withdrawn, or cash distributions paid, if the resulting net capital ratio would exceed 10 to 1. At December 31, 2015, the Company had net capital of $812,071, which was $577,057 in excess of its minimum required net capital of $235,014. The Company's ratio of aggregate indebtedness to net capital at December 31, 2015 was 4.34 to 1.

The Company is a fund member of the NSCC which requires registered broker-dealers to have $50,000 in excess net capital over the minimum net capital requirement imposed by the SEC.

NOTE 6 - REGULATORY COMPLIANCE

The Company claims exemption under the exemptive provisions of Rule 15c3-3 under subparagraph (k)(1) - all customer transactions are limited to the sale and redemption of redeemable securities of registered investment companies and the Company does not maintain customer accounts or handle customer funds.

NOTE 7 - COMMITMENTS AND CONTINGENCIES

INDEMNIFICATIONS

The Company provides representations and warranties to counterparties in connection with a variety of commercial transactions and occasionally indemnifies them against potential losses caused by the breach of those representations and warranties. These indemnifications generally are standard contractual terms and are entered into in the normal course of business. The Company's maximum exposure under these arrangements cannot be known; however, the Company expects any risk of loss to be remote.

CREDIT RISK

The Company maintains checking and money market accounts in a financial institution. Such accounts are insured by the Federal Deposit Insurance Corporation ("FDIC"). At times, cash and cash equivalents may be uninsured or in deposit accounts that exceed the FDIC insurance limit. The Company has not experienced any losses in such accounts. The Company believes it is not exposed to any significant risk on cash and cash equivalents. Management periodically assesses the financial condition of the bank and believes that any potential credit loss is minimal.

NOTE 8 - AGREEMENTS

The Company has Agreements with the Funds under which it acts as the distributor of the shares of beneficial interest of the Funds. The Agreements are generally for an initial two year term. Thereafter, if not terminated, the Agreements shall continue with respect to the Funds for successive one-year terms, provided such continuation is approved at least annually in accordance with the terms of the Agreements. The Agreements are generally terminable without penalty, with 60 days' prior written notice, by the Funds' Board of Trustees or by the Company, in accordance with the terms of the Agreements. The Company has also entered into Distribution Services Agreements with the Advisors (the "Services Agreements") which continue in effect through the terms of the Agreements, and a Securities Activities and Services Agreement ("SASA") with the Advisors which, if not terminated, shall continue for successive one-year terms, provided such continuation is approved at least annually in accordance with the terms of the SASA.

NOTE 8 – AGREEMENTS (CONTINUED)

The Company enters into Dealer and Selling Group Member Agreements with various intermediaries (including third party broker-dealers, banks and third party administrators) related to the sale of the shares of the Funds and the servicing of the Funds' shareholders. The Company may pay these intermediaries 12b-1 fees and shareholder services fees or commissions as outlined in their respective Dealer and Selling Group Member Agreements provided that the Company first receives such payments from the Funds.

NOTE 9 - SUBSEQUENT EVENTS

Management has evaluated the impact of all events and transactions occurring after period end through the date this financial statement was issued, and has determined that there were no subsequent events requiring recognition or disclosure.

Foreside Fund Services, LLC
Three Canal Plaza, Suite 100
Portland, ME 04101

February 19, 2016

To Whom It May Concern,

Enclosed please find the Foreside Fund Services, LLC (CRD #46106) audited financial statements for the year ended December 31, 2015.

If you have any questions, please contact me at (207) 553-7129.

Very truly yours,

Weston Sommers
Financial and Operations Principal
Foreside Fund Services, LLC